Exhibit 99.1

Sinovac Receives Nasdaq Deficiency Letter Regarding Audit Committee Requirement

Press Release: Sinovac Biotech Co., Ltd. – Tue, Jan 24, 2012 4:05 PM EST

BEIJING, Jan. 24, 2012 /PRNewswire-Asia/ — Sinovac Biotech Ltd. (Nasdaq: SVA - News), a leading provider of vaccines in China, today announced that it received a letter dated January 18, 2012 from The Nasdaq Stock Market. Based on the departure of Ms. Chup Hung Mok from the Company's Board of Directors effective January 4, 2012, Nasdaq has determined that the Company no longer complies with Nasdaq's requirement that its audit committee consists of at least three independent directors, as set forth in Listing Rule 5605. However, consistent with Listing Rule 5605(c)(4), Nasdaq will provide the Company a cure period in order to regain compliance of until the earlier of the Company's next annual shareholders meeting or January 4, 2013; or if the next annual shareholders' meeting is held before July 2, 2012, then the Company must evidence compliance no later than July 2, 2012.

As announced on January 4, 2012, the Board has an active search ongoing to locate a suitable replacement for Ms. Mok. The Company intends to submit to Nasdaq documentation, including biographies of any new directors, evidencing compliance with the rules no later than this date.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases including hepatitis A, seasonal influenza, H5N1 (bird flu) pandemic influenza and H1N1 influenza. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, PANFLU.1, and has received orders from the Chinese Central Government pursuit to the government stockpiling program. The Company is developing a number of new vaccine products, including vaccines for pneumococcal conjugate, enterovirus 71 (EV71) (against Hand, Foot & Mouth Disease), pneumococcal polysaccharides, human rabies, HIB, rotavirus and epidemic meningitis, chickenpox and mumps & rubella. Its wholly owned subsidiary, Tangshan Yian, is focusing on the research, development, manufacturing and commercialization of animal vaccines, and has launched its internally developed inactivated rabies vaccine in China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Helen Yang / Chris Lee

Sinovac Biotech Ltd.

Tel:    +86-10-8279-9871/9659

Fax:    +86-10-6296-6910

Email: ir@sinovac.com

Investors:

Stephanie Carrington

The Ruth Group

Tel:   +1-646-536-7017

Email: scarrington@theruthgroup.com

Media

Victoria Aguiar

The Ruth Group

Tel:   +1-646-536-7013

Email: vaguiar@theruthgroup.com